                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                       INTEGRATED MEDICAL RESOURCES, INC.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  45812A-10-0
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

              DR. E. STANLEY KARDATZKE, KARDATZKE MANAGEMENT, INC.
               70 DESTACADA AVENUE, CORAL GABLES, FLORIDA  33156
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 5, 1998
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 45812A 10 0           13 D                   Page 2 of 8 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Kardatzke Management, Inc., a Florida corporation.
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
          2

                                                                        (b)  [x]
--------------------------------------------------------------------------------
                     SEC USE ONLY

          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          OO

--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           5
                                                                             [ ]

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     Florida
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     -0-
                               -------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES
        BENEFICIALLY           8     2,300,000 shares*
           OWNED               -------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     -0-
            WITH               -------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    2,300,000 shares*
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
                     2,300,000 shares*

--------------------------------------------------------------------------------
                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12
                                                                             [ ]
                     N/A
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13          25.5%*

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

         14          CO

--------------------------------------------------------------------------------

*        See Item 5(a) of this Schedule 13D.

--------------------------------------------------------------------------------
CUSIP NO. 45812A 10 0          13 D         Page 3 of 8 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Dr. E. Stanley Kardatzke
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
          2
                                                                        (b)  [x]
--------------------------------------------------------------------------------
                     SEC USE ONLY
          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          AF
--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)

          5
                                                                             [ ]
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     United States Citizen

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     -0-
                               -------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES
        BENEFICIALLY           8     2,300,000 shares*
           OWNED               -------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     -0-
            WITH               -------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    2,300,000 shares*
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
                    2,300,000 shares*

--------------------------------------------------------------------------------
                    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12
                                                                             [ ]
                     N/A

--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13          25.5%*

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

         14          IN

--------------------------------------------------------------------------------


*        See Item 5(a) of this Schedule 13D.





                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
  CUSIP NO. 45812A 10 0        13 D           Page 4 of 8 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Ms. Suzonne C. Kardatzke
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
          2

                                                                        (b)  [x]
--------------------------------------------------------------------------------
                     SEC USE ONLY

          3

--------------------------------------------------------------------------------
                     SOURCE OF FUNDS

          4          AF
--------------------------------------------------------------------------------
                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)

          5
                                                                             [ ]

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     United States Citizen

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                               7
                                     -0-
                               -------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES
        BENEFICIALLY           8     2,300,000 shares*
           OWNED               -------------------------------------------------
          BY EACH                    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON              9     -0-
            WITH               -------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               10    2,300,000 shares*

--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
                    2,300,000 shares*
--------------------------------------------------------------------------------
                    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12
                                                                             [ ]
                     N/A
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13          25.5%*
--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON

         14          IN

--------------------------------------------------------------------------------

*        See Item 5(a) of this Schedule 13D.





                               Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)


ITEM 1.  SECURITY AND ISSUER

The equity securities to which this statement relates are the common stock, par value $0.001 per share (the "Common Stock"), of Integrated Medical Resources, Inc., a Kansas corporation ("IMR"). IMR's principal executive offices are located at 11320 W. 79th Street, Lenexa, Kansas 66214.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed jointly by Kardatzke Management, Inc., a Florida corporation ("KM"), Dr. E. Stanley Kardatzke and Ms. Suzonne C. Kardatzke, wife of Dr. Kardatzke. KM is an investment and management company that transacts business primarily in the healthcare industry. The address of KM's, Dr. Kardatzke's and Ms. Kardatzke's principal business and principal office is 70 Destacada Avenue, Coral Gables, Florida 33156. Dr. Kardatzke is Chief Executive Officer and Chairman of the Board of Directors of KM. Ms. Kardatzke is President and a director of KM. Both Dr. Kardatzke and Ms. Kardatzke are
United States citizens. Although Dr. Kardatzke and Ms. Kardatzke may be deemed to have beneficial ownership of the Common Stock that may be acquired by KM, both disclaim beneficial ownership of such Common Stock within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. During the last five years, neither KM, Dr. Kardatzke nor Ms. Kardatzke has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which KM, Dr. Kardatzke or Ms. Kardatzke was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 5, 1998, KM and IMR entered into a Note Purchase Agreement (the "Note Purchase Agreement") providing for the lending of $1,600,000 by KM to IMR (the "Lending"). As consideration for the Lending, KM received a convertible note (the "Note") in the principal sum of $1,600,000, together with interest on the unpaid principal balance at the rate of 8.5% per annum, due September 1, 1998. The Note may be converted by KM at any time prior to its maturity or early payoff into the Common Stock at the conversion price of $2.15 or at a conversion price based upon the average of the closing market price for the Common Stock prior to such conversion, the calculation of such price being more thoroughly set forth in the Note. The Note also grants to KM options to purchase shares of the Common Stock (the "Options"). The terms of the Note relating to the Options provide that KM may purchase up to a maximum of 2,300,000 shares of the Common Stock at prices which vary according (i) to the number of shares currently held by KM and (ii) the time at which the options are exercised. The expiration dates of the Options range from May 31, 1998 to March 5, 2000. Portions of the Options become unavailable for exercise as the
Note is converted, such that in no event will KM





                               Page 5 of 8 Pages
be the holder of more than 2,300,000 shares of the Common Stock of IMR as a result of the Note.

The foregoing descriptions of the Note Purchase Agreement and the Note are summaries and are qualified in their entirety by reference to such agreements filed hereto as Exhibit 7.1 and Exhibit 7.2, respectively, both of which are incorporated into this Item 3 by reference.

ITEM 4.  PURPOSE OF TRANSACTION

The Note and the Options have been acquired as consideration for the Lending pursuant to the Note Purchase Agreement described in Item 3 to this Schedule 13D. Such description is incorporated into this Item 4 by reference and is qualified in its entirety by reference to the Note Purchase Agreement filed as
Exhibit 7.1 to this Schedule 13D and incorporated into this Item 4 by reference.

The Note, the Options and the Common Stock issuable upon the conversion of the Note and the exercise of the Options are being acquired by KM for investment purposes. Except as contemplated by the Note Purchase Agreement, the terms of the Note and as otherwise described in this Schedule 13D, neither KM, Dr. Kardatzke nor Ms. Kardatzke has any current plans or proposals with respect to
(i) the acquisition or disposition of any securities of IMR, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IMR or any of its subsidiaries, (iii) any sale or transfer of a material amount of assets of IMR or any of its subsidiaries, (iv) any change in the present board of directors or management of IMR, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of IMR, (vi) any other material change in IMR's business or corporate structure, (vii) any changes in IMR's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IMR by any person, (viii) causing a class of securities of IMR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) any class of equity securities of IMR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)     AMOUNT OF SHARES OWNED

                 As of the date of this statement, KM may be deemed to beneficially own an aggregate of 2,300,000 shares of the Common Stock, all of which represent the right to acquire the Common Stock as a result of the conversion of the Note and the exercise of the stock options referred to in Item 3 above. According to information contained in the Note Purchase Agreement, KM may be deemed to beneficially own shares that represent 25.5% of the outstanding Common Stock as of March 5, 1998. Dr. Kardatzke and Ms. Kardatzke, as joint shareholders of 100% of the common stock of KM, may be deemed to have indirect beneficial ownership of the Common Stock to the same extent as KM referred to above.





                               Page 6 of 8 Pages

                 The number of shares that KM may be deemed to beneficially own (and as to Dr. Kardatzke and Ms. Kardatzke, jointly and indirectly beneficially own) was computed by adding the number of shares issuable upon conversion of the Note to the number of shares issuable upon exercise of the Options granted by the Note, taking into account those portions of the Options that become unavailable for exercise upon the conversion of the Note.

         (b)     NUMBER OF SHARES AS TO WHICH FILER HAS CONTROL

                 KM, Dr. Kardatzke and Ms. Kardatzke have shared power to vote and dispose of shares of the Common Stock issuable upon the conversion of the Note or upon the exercise of the Options referred to in Item 3 above.

         (c) Except as described in this Item 5, neither KM, Dr. Kardatzke nor Ms. Kardatzke has effected any transactions with respect to the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Note Purchase Agreement dated March 5, 1998, between Integrated Medical Resources, Inc. and Kardatzke Management, Inc.
         7.2 Convertible Note dated March 5, 1998, between Integrated Medical Resources, Inc. and Kardatzke Management, Inc.





                               Page 7 of 8 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 1998                KARDATZKE MANAGEMENT, INC.



                                      By:   /s/ E. Stanley Kardatzke, M.D.
                                         ---------------------------------------
                                                 E. Stanley Kardatzke, M.D.
                                                  Chief Executive Officer





                                            /s/ E. Stanley Kardatzke, M.D.
                                         ---------------------------------------
                                                 E. Stanley Kardatzke, M.D.





                                            /s/ Ms. Suzonne C. Kardatzke
                                         ---------------------------------------
                                                   Ms. Suzonne C. Kardatzke





                               Page 8 of 8 Pages